NEWALTA
Better ways to manage waste

06017950

October 10, 2006

RECEIVED
OCT 19 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 160

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 3, 2006; and

2. Press Release dated October 6, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
Vice President and General Counsel

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

TBW/vz
Encl.

dw 10/31

SEC Letter - Week of October 2, 2006

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Continues Expansion in Quebec

CALGARY, Alberta, Canada, October 3, 2006 – Newalta Income Fund ("Newalta") today announced it has entered into an agreement to acquire the hazardous waste and industrial cleaning division of Services Matrec Inc. from TransForce Income Fund for $31.8 million cash.

These operations provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services. The division has generated revenue of approximately $20 million on a trailing 12 months basis and includes 130 people and a network of facilities throughout Quebec, including Chateauguay, Laterriere, St. Bruno, Chicoutimi, Quebec City, Boucherville and Trois-Rivieres.

The transaction is subject to normal terms and conditions and is expected to close shortly.

"During the last three months, we have completed three acquisitions in Quebec and Newfoundland adding 250 experienced people and 12 facilities to our coast-to-coast network. We are making excellent progress on our expansion plans into Quebec and Atlantic Canada and continue to pursue additional opportunities at responsible prices," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 806-7020
www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Completes Acquisition of Quebec Operations

CALGARY, Alberta, Canada, October 6, 2006 – Newalta Income Fund ("Newalta") today announced it has completed the previously announced acquisition of the hazardous waste and industrial cleaning division of Services Matrec Inc. from TransForce Income Fund for $31.8 million cash.

"The experienced people and high-quality facilities provide a solid platform for our expanding services in Quebec," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

-30-

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 806-7020
www.newalta.com